MILLER NASH LLP
ATTORNEYS AT LAW

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SEATTLE, WASHINGTON
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3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon 97204-3699
OFFICE 503.224.5858
FAX 503.224.0155

Mary Ann Frantz, P.C.
maryann.frantz@millernash.com
(503) 205-2552 direct line

April 6, 2012

VIA EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Subject: **Harvard Illinois Bancorp, Inc.**
Revised Preliminary Proxy Statement on Schedule 14A filed March 30, 2012
Filed by Stilwell Value Partners II, L.P., et al.
File No. 0-53935

Dear Mr. Hindin:

Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell, Peter Wilson and Mark S. Saladin (collectively, the "Stilwell Group Members"), are in receipt of your letter dated April 4, 2012, regarding the subject filing. On behalf of the Stilwell Group Members, set forth below are their responses to the comments in your letter. The headings below correspond to the numbered comments and headings; we have included each comment in full, followed by the response. Pursuant to your oral confirmation, the Stilwell Group Members have filed electronically via EDGAR the Group's Definitive Proxy Statement and related proxy card (together, the "Definitive Proxy Materials").

<u>Schedule 14A</u>

1. We note your response to prior comment 4 including the revised disclosure regarding the average ROE for all FDIC insured banks as of 2011. It is our understanding that the Company's subsidiary is a savings institution, not a bank. Based on the information found at

http://www.fdic.gov/bank/statistical/stats/2011dec/industry.html, it appears that the ROE for savings institutions for the same period was 5.42%. Please revise the disclosure to either disclose this statistic or include a statement in the letter to stockholders that explains the various categories of banks and institutions that are included in the statistic "all FDIC insured banks," clarifies what category the operating subsidiary of the Company falls into and why the average ROE for "all FDIC insured banks" may not be as accurate a measure of peer performance as the average ROE for savings institutions in particular.

Response:

We have revised the disclosure to comport with your request.

__**Two Year Summary Table, page 11**__

2. We note your response to prior comment 9. Please refer to Question 101.05 of the Compliance and Disclosure Interpretations: Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting (Last Update: November 16, 2009). This C&DI indicates that Section 13(d)(6)(A) provides an exemption from the application of Section 13(d) only in relation to those securities that an issuer acquires through a registered stock-for-stock exchange, such as in a merger where the shares of the target company will be merged out of existence. As such, it appears that the Stilwell Group should have filed an initial Schedule 13D following its purchase of 40,000 shares on April 8, 2010 and an amended Schedule 13D following its purchase of 20,000 shares on April 26, 2010, in each case disclosing the price paid per share in accordance with the Instruction to Item 5(c) of Schedule 13D along with all other required information. Please refer to Question 104.03 of the aforementioned Compliance and Disclosure Interpretations for guidance on how to address this failure to timely file. Please note that it is the Staff's position that any of the steps referred to in this C&DI that are taken by the Stilwell Group will not necessarily affect the determination of liability under the federal securities laws for the failure to promptly file the initial Schedule 13D or a required amendment thereto nor will such steps foreclose the Commission from taking any action in the future.

Response:

Section 13(d)(6)(A) provides that Section 13(d) "does not apply to any acquisition or offer to acquire securities made or proposed to be made by means of a

registration statement under the Securities Act of 1933." This exception applies to share acquisitions in various types of registered public offerings. "A fortiori, Section 13(d)(6)(A) exempts a person which owns no shares and then acquires a six-percent block in a public offering." Jacobs, *The Williams Act--Tender Offers and Stock Accumulations*, 2006 Ed., § 2:86, page 271. The Stilwell Group purchased a total of 40,000 shares of the Company's common stock in the Company's registered public offering in April 2010. Accordingly, the acquisition of shares in 2010 was exempt from reporting under Section 13(d)(6)(A), such that the Stilwell Group was not required to file a beneficial ownership report under Section 13(d) and the Commission's rules thereunder until Rule 13d-1(d) became applicable the following year.

Compliance and Disclosure Interpretation 101.05 relates to acquisitions of securities in a merger or stock-for-stock exchange and is inapposite. Each of the no action letters cited in the CD&I is responding to the specific fact scenario posed in the request and states the Staff's position that, "the exemption afforded by Section 13(d)(6)(A) is only available **to the registrant** where such registrant acquires over 5% of the securities of a public company by way of an Exchange Offer or Merger covered by a registration statement filed under the Securities Act of 1933." (emphasis added) The CD&I does not state that Section 13(d)(6)(A) applies only to acquisitions of securities in the context of an exchange offer or merger (which would be contrary to the unambiguous language of the statute). Also, the Stilwell Group is a shareholder of the Company, not the registrant.

In any event, the Stilwell Group Members have concurrently filed an amendment to their Schedule 13D reporting in Item 5 the purchases of shares of the Company's common stock in April 2010.

If you have any additional questions, please contact the undersigned at (503) 205-2552 or Spencer L. Schneider at (212) 267-6900.

Very truly yours,

Mary Ann Frantz

Mary Ann Frantz, P.C.

ON BEHALF OF:
Stilwell Value Partners II, L.P.
Stilwell Value Partners VII, L.P.
Stilwell Partners, L.P.
Stilwell Value LLC
Joseph Stilwell
Peter Wilson
Mark S. Saladin